Exhibit 99.1

Oncolytics Biotech® Announces Proposed Public Offering

CALGARY, May 23, 2017 /CNW/ - Oncolytics Biotech® Inc. (Oncolytics or the Company) (TSX:ONC) (OTCQX:ONCYF) today announced that it will undertake a public offering (the "Offering") of securities of the Company ("Securities").   The Offering will be effected pursuant to a prospectus supplement (the "Prospectus Supplement") to the Company's base shelf prospectus dated February 16, 2016 (together with the Prospectus Supplement, the "Prospectus"), to be filed with securities regulators in each of the Provinces of Canada, other than Quebec. The Securities may also be offered for sale in the United States pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state laws. The number of Securities to be distributed, the price and other terms of the Offering will be determined in the context of the market with final terms to be determined at the time of pricing.

The Offering is subject to a number of conditions, including, without limitation, receipt of approval of the Toronto Stock Exchange.  Oncolytics expects to use the net proceeds from the offering for working capital, expanding partnering activities and advancing the clinical program for metastatic breast cancer.

A preliminary prospectus supplement and accompanying prospectus describing the terms of the proposed offering will be filed with on SEDAR. Copies of the preliminary prospectus supplement and accompanying prospectus relating to the offering may be obtained, when available, from the underwriter. Electronic copies of the preliminary prospectus supplement and accompanying prospectus will also be available on SEDAR at www.sedar.com.

The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act) or any applicable securities laws of any state of the United States and may not be offered or sold in the United States, or to, or for the account or benefit of, a U.S. person absent such registration or an applicable exemption to such registration requirements.  This press release does not constitute an offer to sell, or the solicitation of an offer to buy, these securities, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale is not permitted, including, but not limited to, the United States.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing REOLYSIN, an immuno-oncology viral-agent, as a potential treatment for a variety of tumor types. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis; immuno-therapy combinations to produce adaptive immune responses; and immune modulator (IMiD) combinations to facilitate innate immune responses.  Oncolytics is currently planning its first registration study in breast cancer, as well as studies in combination with checkpoint inhibitors and IMID/targeted therapies in solid and hematological malignancies. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's expectations related to the Phase 2 clinical trial in prostate cancer and the Phase 1b trial in pancreatic cancers, future trials in these indications, and the Company's belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN  as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are predictions of or indicate future events or trends, to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2017/23/c2172.html

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For further information: Oncolytics Investor & Media Contact: Oncolytics Biotech Inc., Michael Moore, Vice President, Investor Relations & Corporate Communications, 858-886-7813, mmoore@oncolytics.ca

CO: Oncolytics Biotech Inc.

CNW 19:08e 23-MAY-17